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                              [LETTERHEAD OF KPMG]



                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MACC Private Equities Inc.
         and
The Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter that MACC Private Equities Inc. (the Company) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 10, 1999, and during the period February 25, 1999, (the date of our last similar examination) through June 10, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 10, 1999, and for the period February 25, 1999, through June 10, 1999, with respect to securities of MACC Private Equities Inc., without prior notice to management:

     - Count and inspection of all securities located in the vault of Brenton Bank and Trust Company in Cedar Rapids, Iowa; and

     - Reconciliation of all such securities to the books and records of the Company.

     - Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that MACC Private Equities Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 10, 1999, and for the period from February 25, 1999, (prior report date) through June 10, 1999, is fairly stated in all material respects.

This report is intended solely for the information and use of management of MACC Private Equities Inc. and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


                                   KPMG LLP


Des Moines, Iowa
June 10, 1999